NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

CVS Health Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 26, 2023, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund

CVS Health Corporation

VOTE FOR Item 8

Stockholder Proposal Requesting a Report on a Worker Rights Assessment

Filed by the New York State Common Retirement Fund and

the New York City Retirement Systems

Annual Meeting: May 18, 2023

New York State Comptroller Thomas P. DiNapoli and New York City Comptroller Brad Lander urge CVS Health Corporation shareholders to vote “FOR” Item 8 on the proxy, Stockholder Proposal Requesting a Report on a Worker Rights Assessment.

CVS’s Board of Directors has a responsibility to oversee management’s compliance with the company’s fundamental labor principles and policy commitments on freedom of association and the right to collective bargaining. Failing to do so may expose the company to reputational, legal, and operational risks, and may negatively impact long-term shareholder value. CVS provides no reporting on how it’s implementing and complying with its principles and commitments. We believe the requested assessment will enable the Board to provide informed oversight and provide shareholders with necessary transparency regarding management’s adherence to CVS’s labor principles and human rights commitments.

Support “FOR” Item 8 Is Warranted Because:

While CVS states it conducts human rights impacts assessments, those assessments exclude a review of CVS’s adherence to fundamental human rights principles through its policies on freedom of association and the right to collective bargaining in the U.S.

•	CVS discloses that it conducts human rights assessments. However, based on our engagement, we understand that these assessments are limited insofar as they exclude a review of CVS’s labor practices in the U.S. CVS’s current focus is on its overseas supply chain and these assessments are based on audits of overseas factories that are contracted to produce certain of its private label products each year. Of note, these audits do include the topics of workers’ freedom of association and collective bargaining.
•	The failure to assess its U.S. operations in the same manner leaves a large gap in the company’s human rights assessment, including CVS’s current employees who are represented by a union. Shareholders currently have no way to assess whether CVS is complying with its own principles and commitments on freedom of association and the right to collective bargaining on a company-wide basis.

CVS fails to report on how it’s implementing its principles and commitments.

•	CVS’s Human Rights Policy states that it is fundamentally committed to respecting and supporting internationally recognized human rights that all people are entitled to, including the fundamental labor principles of freedom of association and the right to collective bargaining. Additionally, the Policy acknowledges the widely accepted standards of fair treatment and non-discrimination, including those set forth in the International Labour Organizations (ILO) Declaration on Fundamental Principles and Rights at Work. Further, the company commits to complying with the United Nations Guiding Principles on Business and Human Rights (UN Guiding Principles).

•	Based on its own Policy, the company should seek ways to honor the principles of internationally recognized freedom of association and collective bargaining—not merely state that it is in compliance with U.S. law.
•	CVS should assess its potential human rights impacts and take action to prevent or mitigate potential impacts, track and communicate its performance, as well as have processes in place to provide or enable remedy to those harmed, in the event the company causes or contributes to a negative impact.
•	In addition, in line with the UN Guiding Principles, CVS should report on the strategies and practices it employs to ensure it is effective in implementing its labor principles and commitment to respect freedom of association and collective bargaining, including how CVS monitors compliance, the KPIs CVS uses to determine effectiveness, and how CVS responds when it identifies practices inconsistent with its policies and commitments.
•	CVS has not publicly disclosed the results of any of its human rights impact assessments, including any assessments of its practices with respect to freedom of association or collective bargaining, and what, if any, changes have been made to its policy or practices because of such assessments.
•	CVS’s argument that it complies with all applicable laws is inadequate and fails to address how it complies with the international human rights standards of freedom of association and collective bargaining that it has set.

CVS has faced numerous labor and worker rights controversies.

•	In 2018, CVS was accused of attempting to undermine the validity of the election results at a Brooklyn store with the National Labor Relations Board delaying negotiations of a collective bargaining agreement.
•	In September 2021, approximately 6,700 unionized CVS workers signed a petition to support a new union contract citing demands of employees for better pay, healthcare improvements, increased safety standards, and more security for workers.
•	In 2022, CVS was accused of interfering in union elections in California, leading to an administrative law judge ruling for a new election.

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For questions, please contact Kyle Seeley at the New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.